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EXHIBIT 99.4(j)

Change to Contract Endorsement E1-95-9053
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                                  Endorsement

                              Changes to Contract


This endorsement becomes part of your Variable Annuity Contract and should be attached to it.

1. The policy specification pages are modified to add the following Variable accounts that are currently available to you:

    Growth LT, equity, and Bond and Income

2.  Under the DEFINITIONS section of the Contract:

o   The definition of  "Home Office" is modified to read as follows:

    Home Office - Home office means PM's Variable Annuities Service Center. The mailing address for changes and requests is: P.O. Box 7187, Pasadena, California 91109-7187. The Mailing address for Premium Payments and Applications is P.O. Box 100060, Pasadena, California 91109-0060. We will notify you if there are any changes in our mailing address.

o   The following definitions are added before the last paragraph:

    Separate Account - The Pacific Select Variable Annuity Separate Account. A separate account of PM that consists of subaccounts, referred to as Variable Accounts. Each Variable Account may invest in a separate class of shares of a designated investment company or companies.

    Variable Account - A separate account of PM or a subaccount of a PM separate account in which assets of PM are segregated from assets in its general account and other separate accounts and to which premiums and Accumulated Value under the Contract may be allocated for variable accumulation.

o   The definition of "Written Notice" is modified to read as follows:

    Written Notice - all changes or requests must be in writing and must be received at our Variable Annuities Service Center. Whenever written notice is required, send it to our Variable Annuities Service Center at its mailing address. The address is shown in the Definitions section under Home Office.

3.  Under the GENERAL PROVISIONS section in the Contract:

o   The following replaces the third sentence in the "Dividends" provision:
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     We will allocate any dividend added to your Accumulated Value in accordance with your most recent premium allocation instructions, unless you instruct otherwise, subject to any investment alternatives limitations.

o    The following replaces the first paragraph in the "Reports" provision:

     Reports - A report will be mailed to you at your last known address quarterly prior to the Annuity Start Date. This report will include the following information for the quarter:

     -  the Accumulated Value;
     -  the Full Withdrawal Value;
     -  any existing Contract Debt;
     -  transactions that occurred during the quarter; and
     -  any information required by law.

o    The following replaces the "Ownership of Assets" provision:

     We have the exclusive and absolute control of our assets, including all assets in each Variable Account.

4.   Under the PREMIUMS section of the Contract:

o    The following replaces the "Premium Allocation" provision:

     Premium Allocation - Premiums received by us at our Home Office will be allocated to the Fixed and Variable Accounts according to the premium allocation specified in the application or your most recent instructions received by us, if any, except as follows. If you reside in a state that requires us to refund premium if you exercise your Free Look Right, premiums received during the Free Look Period will initially be allocated to the Money market Variable Account. The Accumulated Value will be transferred automatically to the Variable Accounts and the Fixed Account you elected in your application, or your more recent allocation instructions received by us, if any, 15 days after the Contract is issued.

o The "Premium Limitation" provision is modified by replacing the first sentence with the following:

     Premium Limitations - Our prior approval is required before we will accept a premium if, as a result, the sum of all premiums received for the Contract would exceed $5,000,000.

5.   Under the TRANSFER AND WITHDRAWAL BENEFITS section of the contract:

o    The "Transfer" provision is modified by:

     -  replacing the first subparagraph of the first paragraph with the following:
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     If you reside in a state that requires refund of premium if you exercise your Free Look Right, no transfer may be made until 15 days after the Contract is issued. Only one transfer from the Fixed Account may be made in any twelve-month period. If the Accumulated Value in the Fixed Account will be limited to 20% of the Accumulated Value in the Fixed Account.

     and

     -  replacing the second paragraph with the following:

     A transfer fee of $10 per transfer will be assessed on the thirteenth and any subsequent transfer in a Contract Year. We reserve the right at a future date to limit the size of transfers and remaining balances and to limit the number and frequency of transfers. We reserve the right to waive the transfer fee.

o The "Withdrawal Benefits" section is modified by replacing the first sentence with the following:

     During the Accumulation Period, you may request a Full or Partial Withdrawal from your Accumulated Value while the Annuitant is living, and while your Contract is in force, by sending us written notice.

6.   Under the CONTRACT LOANS section of the Contract:

o    replacing the first sentence of the paragraph with the following:

     - The amount available for a loan will depend on your Contract's Accumulated Value. If the Accumulated Value is less than or equal to $20,000, the maximum Loan Account balance immediately after any loan may not exceed 50%of the Contract's Accumulated Value.

     and

     -  by replacing the last sentence with the following:

     The amount of the loan must be at least $1000.

o    The "Loan Interest Rate" provision is modified to read as follows:

     Loan Interest Rate - Loan Interest will accrue daily, the Loan Interest Rate if the higher of:

     - the Moody's Corporate Bond Yield Average-Monthly Average Corporates, as published by Moody's Investors Service, Inc., or its successor, for the calendar month immediately before the month in which the loan is taken;
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     -  5%.

     We will notify you of the current Loan Interest Rate on your Contract when you make a loan on your Contract. In the event that the Moody's Corporate Bond Yield Average-Monthly Average Corporates is no longer published, we will use a substantially similar average established by regulation within the state in which this Contract is delivered.

o The "Loan Account" provision is modified by replacing the third sentence with the following;

     We will credit interest daily on amounts in the Loan Account at the Loan Credited Interest rate.

o The "Repayment" provision is modified by replacing the second, third, and fourth paragraphs with the following:

     Repayment of loan principal plus accrued interest is required quarterly. Loan repayments will be due on your quarterly loan anniversary next following the date the loan is effective and on each succeeding quarterly loan anniversary thereafter. Repayment must be received at our Variable Annuity Department before the end of the Contract Month in which the due date falls.

     If we do not receive the repayment by its due date, a Partial Withdrawal equal to the repayment amount due and any applicable Withdrawal Charge will be made from the Contract and paid to us. The portion of the Partial Withdrawal equal to the unpaid principal amount due will be deducted from the Loan Account. The portion equal to the interest due and any Withdrawal Charge imposed will be deducted from the Accumulated Value in the Variable Account and Fixed Account on a proportionate basis up to the amount available.

     If we receive a repayment in excess of a billed amount, the excess will be applied first towards the principal portion of the outstanding loan and then to any accrued interest. If we receive a payment which is less than the amount due, we will effect a Partial Withdrawal of the remaining amount due as described in the preceding paragraph.

7.   Under the CHARGES section of your Contract:

o    The "Withdrawal Charge" provision is modified by:

     - replacing the clause numbered 2 in the second paragraph with the following:

     2. Free Withdrawal Amount. No Withdrawal Charge will be imposed on Withdrawals to the extent that total free Withdrawals during the Contract Year do not exceed 10% of the sum of the premiums paid during the current Contract Year up to the Valuation Date of the Withdrawal and the preceding four Contract Years. This free withdrawal privilege is noncumulative.
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o    The "Premium Tax Charge" provision is replaced with the following:

     Charge for Premium Taxes and Other Taxes - We will deduct a charge for premium taxes on your Accumulated Value on the Annuity Start Date or if you request a Full Withdrawal if a state or local government charges us a premium tax. We will also deduct a charge from your Accumulated Value for premium taxes on a Partial Withdrawal if we incur a premium tax as a result of the partial Withdrawal. Premium tax rates currently range from 0% to 3.5%, but may be changed by a government entity. We reserve the right to deduct premium taxes when incurred by us. If there is a material change in any applicable federal, state or local law, the imposition of any taxes incurred by us that are attributed to a Variable Account or to the operations of Pacific Mutual with respect to the Contract or a Variable Account, or attributable to payment or premiums or acquisition costs under the Contract may result in a corresponding charge against the Contract or the Variable Account.